SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2015

Commission File Number: 1-16269

AMÉRICA MÓVIL, S.A.B. DE C.V.
(Exact name of registrant as specified in its charter)
America Mobile
(Translation of Registrant´s name into English)

Lago Zurich 245
Plaza Carso / Edificio Telcel
Colonia Granada Ampliación
11529 Mexico, D.F., Mexico
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes _______ No ___X____

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes _______ No ___X____

Indicate by check mark whether the registrant by furnishing the information contained in this Form 6-K is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes _______ No ___X____

“América Móvil calls for an Extraordinary

Shareholders’ Meeting to approve a corporate restructuring”

Mexico City, Mexico, April 1, 2015. América Móvil, S.A.B. de C.V. ("AMX") [BMV:AMX] [NYSE: AMX] [NASDAQ: AMOV] [LATIBEX: XAMXL], announced today that, pursuant to its press release dated July 8, 2014, it has called for an Extraordinary Shareholders’ Meeting in order to, among other related matters, propose to its shareholders, the spin-off from AMX of a newly created company, and the contribution to such new company of certain assets (mainly comprised of the passive infrastructure used by its wireless operations in Mexico), liabilities and equity.

Pursuant to the Circular Única de Emisoras, AMX will make available the Declaración de Información sobre Reestructuración Societaria (“Folleto Informativo”), to its shareholders and the market through the Mexican Stock Exchange (Bolsa Mexicana de Valores, S.A.B. de C.V.), the National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores), and AMX’s website. The Folleto Informativo contains information for the shareholders to consider when submitting their vote on the spin-off.

AMX will also make available an Information Statement which will consist of an English language adaptation of the Folleto Informativo, for exclusive use in the United States, and which will be made available on AMX’s website, as well as on a form 6-K posted to the U.S. Securities and Exchange Commission’s website.

This press release contains certain forward-looking statements that reflect the current views and/or expectations of AMX and its management with respect to its performance, business and future events. We use words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “should” and other similar expressions to identify forward-looking statements, but they are not the only way we identify such statements. Such statements are subject to a number of risks, uncertainties and assumptions. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in this release. AMX is under no obligation and expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: April 1, 2015

AMÉRICA MÓVIL, S.A.B. DE C.V.

By:	/S/ Carlos José García Moreno Elizondo
Name: Title:	Alejandro Cantú Jiménez Attorney-in-fact